Media Contact: Christy Lynch Voltaire Tel. +1 978 439 5407 christyl@voltaire.com	Investor Relations Contact: Ehud Helft / Fiona Darmon CCGK Investor Relations Tel. +1 646 797 2868 / +972 52 695 4400 info@gkir.com

FOR IMMEDIATE RELEASE:

Voltaire Announces First Quarter 2009 Financial Results

Conference call to discuss results and to outline Company’s 10 Gigabit Ethernet strategy scheduled for 9:00 am ET today

BILLERICA, Mass. and RA’ANANA, Israel – May 6, 2009 – Voltaire Ltd. (NASDAQ: VOLT), a leading provider of scale-out data center fabrics, today announced financial results for the three-month period ended March 31, 2009.

Main Highlights
o	Revenues total $7.7 million
o	Gross margin increases to 56.7%
o	Cash, cash equivalents and marketable securities at March 31, 2009 total $54.8 million
o	Reiterates annual 2009 revenue guidance of around $50 million with gross margin in the range of 50-55%
o	Unveils 10 Gigabit Ethernet architecture for scale-out data centers, expected to substantially increase addressable market

Financial Results
Revenues for the first quarter of 2009 totaled $7.7 million, compared to $16.6 million in the first quarter of 2008.

Gross profit for the first quarter of 2009 totaled $4.4 million, compared to $6.0 million in the first quarter of 2008.

Gross margin for the first quarter of 2009 reached 56.7%, compared to 36.1% gross margin for the first quarter of 2008.  On a non-GAAP basis gross margin increased to 56.8% compared to 48.6% in the first quarter of 2008.

Operating expenses for the quarter, on both a GAAP and non-GAAP basis, included a provision for a specific doubtful debt of $1.7 million.

On a GAAP basis, operating loss for the first quarter of 2009 totaled $5.9 million, compared to operating loss of $2.4 million in the first quarter of 2008. Net loss for the first quarter of 2009 totaled $6.1 million, or $0.29 per share, compared to net loss of $2.1 million, or $0.10 per share, in the first quarter of 2008.

On a non-GAAP basis, operating loss for the first quarter of 2009 totaled $5.4 million, compared to non-GAAP operating income of $0.1 million in the first quarter of 2008. Net loss, on a non-GAAP basis, for the first quarter of 2009 totaled $5.5 million, or $0.26 per share, compared to non-GAAP net income of $0.4 million, or $0.02 per diluted share, in the first quarter of 2008.

Cash, cash equivalents, and marketable bonds and securities as of March 31, 2009, totaled $54.8 million, compared to $55.8 million as of December 31, 2008.

Mr. Ronnie Kenneth, Chairman and CEO of Voltaire commented, “During the first quarter of 2009, seasonally our weakest quarter of the year, we continued to navigate through challenging market dynamics and a fluctuating economy.  The commercial verticals – primarily financial services, energy and telecom – drove a significant portion of our revenues. Conversely, in our traditional HPC verticals, we witnessed a substantial decline in revenues as many of these end-customers chose to wait for the availability of next generation processor technology, released only at the very end of the quarter. This technology, combined with our 40 Gb/s InfiniBand switches, offers substantial gains in performance and efficiency.

Now that this technology is available, we are seeing our pipeline of potential orders increasing at a faster pace than in recent quarters and are witnessing growing demand for our high port count 40 Gb/s switch and UFM management software which will become generally available later this quarter.

Furthermore, we believe that our upcoming 10 Gigabit Ethernet products, which will be available before the end of the year, open the door to new markets and expansion opportunities for Voltaire, increasing our addressable market from hundreds of millions of dollars to billions of dollars.

Looking ahead, we are optimistic and believe that we will meet our defined revenue targets for the year. We will continue to keep a tight rein on expenses, without compromising investment in product development or our long term growth prospects.”

Outlook
Management reiterates previously announced guidance, and expects revenues for the full year of 2009 to be around $50 million. Gross margin for the year is expected to be in the range of 50-55%, while non-GAAP operating expense levels are expected to remain at a similar level to 2008.

Conference Call Details
The Company will be hosting a conference call later today, at 9:00 am EDT. On the call, management will review and discuss the results, as well as outline the Company’s new 10 Gigabit Ethernet strategy, and will be available to answer questions. To participate, please either call one of the following teleconferencing numbers, or access the live webcast on the Company’s website. Please begin placing your calls at least 10 minutes before the conference call is due to commence. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number:	1-888-723-3164	UK Dial-in Number:	0-808-101-2717
Israel Dial-in Number:	03-918-0650	International Dial-in Number: +972-3-918-0650
at 9:00am Eastern Time; 6:00am Pacific Time; 2:00pm UK Time; 4:00pm Israel Time

The conference call will be broadcast live on the Company’s website. To participate, please access the investor relations section of Voltaire’s website – www.voltaire.com, at least 10 minutes before the conference call is due to commence. A replay of the call will be available following the call under the Investor Relations section of the website at: www.voltaire.com.

Use of Non-GAAP Financial Measure
Voltaire reports its results of operations in accordance with GAAP and, additionally, on a non-GAAP basis. Non-GAAP operating income (loss) and non-GAAP net income (loss) are calculated based on the operating income (loss) or net income (loss) in Voltaire’s financial statements excluding (i) non-cash equity-based compensation charges recorded in accordance with SFAS 123R, and (ii) the $2.1 million expense recorded in the first quarter of 2008 under cost of revenues for the one-time repayment of grants to the Office of the Israeli Chief Scientist. Reconciliation of this non-GAAP measure to operating income (loss) and net income (loss), the most comparable GAAP measures, is provided in the schedules attached to this release. Voltaire provides these non-GAAP financial measures because its management believes that they are useful in enhancing an understanding of Voltaire’s ongoing performance.  Voltaire uses internally the Non-GAAP information to evaluate the Company’s ongoing performance. Voltaire is providing this information to investors to enable them to perform comparisons of operating results in a manner similar to how the Company analyzes its operating results.

About Voltaire
Voltaire is a leading provider of scale-out computing fabrics for data centers, high performance computing and cloud environments. Voltaire’s family of server and storage fabric switches and advanced management software improve performance of mission-critical applications, increase efficiency and reduce costs through infrastructure consolidation and lower power consumption. Used by more than 30 percent of the Fortune 100 and other premier organizations across many industries, including many of the TOP500 supercomputers, Voltaire products are included in server and blade offerings from Bull, HP, IBM, NEC, Rackable, SGI, and Sun and provide the internal server-to-storage connectivity for the HP-Oracle Database Machine. Founded in 1997, Voltaire is headquartered in Ra’anana, Israel and Billerica, Massachusetts. More information is available at www.voltaire.com or by calling 1-800-865-8247.

Forward Looking Statements
Information provided in this press release may contain statements relating to current expectations, estimates, forecasts and projections about future events that are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements generally relate to Voltaire's plans, objectives and expectations for future operations and are based upon management's current estimates and projections of future results or trends. They also include third-party projections regarding expected industry growth rates. Actual future results may differ materially from those projected as a result of certain risks and uncertainties. These factors include, but are not limited to, those discussed under the heading "Risk Factors" in Voltaire’s annual report on Form 20-F for the year ended December 31, 2008. These forward-looking statements are made only as of the date hereof, and we undertake no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

- Financial Tables -

VOLTAIRE LTD.
CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

	March 31,	December 31,
	2009	2008
	(unaudited)	(audited)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$16,891	$24,768
Short term investments	34,947	28,252
Restricted deposits	1,978	1,478
Accounts receivable:
Trade	5,014	9,787
Other	1,106	1,486
Inventories	5,435	5,198
Total current assets	65,371	70,969
INVESTMENTS:
Restricted long-term deposit	965	321
Long-term deposits	182	183
Marketable securities	-	987
Funds in respect of employee rights upon retirement	1,619	1,631
Total investments	2,766	3,122

DEFERRED INCOME TAXES	1,025	1,125
PROPERTY AND EQUIPMENT, net of accumulated depreciation and amortization	5,626	3,657
Total assets	$74,788	$78,873
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable and accruals:
Trade	$4,699	$4,539
Other	6,450	4,408
Deferred revenues	3,600	3,469
Total current liabilities	14,749	12,416
LONG-TERM LIABILITIES:
Accrued severance pay	2,603	2,634
Deferred revenues	2,996	3,311
Other long-term liabilities	861	861
Total long-term liabilities	6,460	6,806
Total liabilities	21,209	19,222

SHAREHOLDERS’ EQUITY:
Ordinary shares of NIS 0.01 par value	2,787	2,787
Additional paid-in capital	150,687	150,129
Accumulated other comprehensive income (loss)	(543)	16
Accumulated deficit	(99,352)	(93,281)
Total shareholders’ equity	53,579	59,651
Total liabilities and shareholders’ equity	$74,788	$78,873

VOLTAIRE LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except per share data)

	Three months ended March 31,
	2009	2008
	(unaudited)
REVENUES	$7,733	$16,647
COST OF REVENUES	3,346	10,638
GROSS PROFIT	4,387	6,009
OPERATING EXPENSES:
Research and development	4,059	3,486
Sales and marketing	2,883	3,185
General and administrative	1,599	1,716
Provision for doubtful debt	1,733	-
Total operating expenses	10,274	8,387
LOSS FROM OPERATIONS	(5,887)	(2,378)
FINANCIAL INCOME	149	495
FINANCIAL EXPENSES	(161)	(8)
LOSS BEFORE TAX EXPENSES	(5,899)	(1,891)
TAX EXPENSES	(172)	(185)
NET LOSS	$(6,071)	$(2,076)

Net loss per share -
Basic and diluted	$(0.29)	$(0.10)
Weighted average number of shares -
Basic and diluted	20,969,793	20,552,588

VOLTAIRE LTD.
NON-GAAP CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except per share data)

	Three months ended March 31,
	2009	2008
	(unaudited)
REVENUES	$7,733	$16,647
COST OF REVENUES	3,338	8,559
GROSS PROFIT	4,395	8,088
OPERATING EXPENSES:
Research and development	3,950	3,413
Sales and marketing	2,732	3,089
General and administrative	1,330	1,502
Provision for doubtful debt	1,733	-
Total operating expenses	9,745	8,004
INCOME (LOSS) FROM OPERATIONS	(5,350)	84
FINANCIAL INCOME	149	495
FINANCIAL EXPENSES	(161)	(8)
INCOME (LOSS) BEFORE TAX EXPENSES	(5,362)	571
TAX EXPENSES	(172)	(185)
NET INCOME (LOSS)	$(5,534)	$386

Net income (loss) per share -
Basic	$(0.26)	$0.02
Diluted	$(0.26)	$0.02

Weighted average number shares -
Basic	20,969,793	20,552,588
Diluted	20,969,793	22,728,927

VOLTAIRE LTD.
RECONCILIATION BETWEEN GAAP TO NON-GAAP CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except per share data)

	Three months ended March 31, 2009
	GAAP	Adj.	NON-GAAP
	(unaudited)
REVENUES	$7,733	-	$7,733
COST OF REVENUES (1)	3,346	(8)	3,338
GROSS PROFIT	4,387	8	4,395
OPERATING EXPENSES:
Research and development (1)	4,059	(109)	3,950
Sales and marketing (1)	2,883	(151)	2,732
General and administrative (1)	1,599	(269)	1,330
Provision for doubtful debt	1,733	-	1,733
Total operating expenses	10,274	(529)	9,745
LOSS FROM OPERATIONS	(5,887)	537	(5,350)
FINANCIAL INCOME	149	-	149
FINANCIAL EXPENSES	(161)	-	(161)
LOSS BEFORE TAX EXPENSES	(5,899)	537	(5,362)
TAX EXPENSES	(172)	-	(172)
NET LOSS	$(6,071)	537	$(5,534)

Net loss per share -
Basic and diluted	$(0.29)		$(0.26)
Weighted average number of shares -
Basic and diluted	20,969,793		20,969,793

(1)	Adjustments related to share-based compensation expenses.

VOLTAIRE LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

	Three months ended March 31,
	2009	2008
	(unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:

Net loss	$(6,071)	$(2,076)
Adjustments required to reconcile net loss to net
cash provided by operating activities:
Depreciation of property and equipment	620	345
Amortization of discount and premium related to
marketable securities, net	(12)	(5)
Deferred income taxes	100	23
Change in accrued severance pay	(149)	357
Loss in funds in respect of employee rights upon
retirement	159	-
Non-cash share-based compensation expenses	537	387
Changes in operating asset and liability items:
Decrease (increase) in accounts receivable	5,058	(1,200)
Increase in accounts payable and accruals and
deferred revenues	394	1,466
Decrease (increase) in inventories	(237)	726
Net cash provided by operating activities	399	23
CASH FLOWS FROM INVESTING ACTIVITIES:
Increase in restricted deposits	(1,144)	-
Purchase of property and equipment	(1,322)	(203)
Investment in marketable securities	(27,630)	(26,510)
Investment in short term deposit	(5,646)	-
Proceeds from sale of marketable securities	15,526	1,000
Proceeds from maturities of marketable securities	11,980	6,357
Amounts funded in respect of employee rights upon
retirement, net	(62)	(258)
Decrease (increase) in long-term deposits	1	(17)
Net cash used in investing activities	(8,297)	(19,631)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from exercise of options	21	13
Net cash provided by financing activities	21	13

DECREASE IN CASH AND CASH EQUIVALENTS	(7,877)	(19,595)
BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	24,768	52,239
BALANCE OF CASH AND CASH EQUIVALENTS AT END OF PERIOD	$16,891	$32,644